

September 22, 2014

<u>Via E-mail</u>
Charles W. Porter, Jr.
Vice President, Chief Financial Officer and Treasurer
Energen Corporation / Alabama Gas Corporation
605 Richard Arrington Jr. Boulevard North
Birmingham, Alabama 35203-2707

> **Re: Energen Corporation / Alabama Gas Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed March 3, 2014**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2014**
> **Filed May 9, 2014**
> **File No. 1-07810 / 2-38960**

Dear Mr. Porter:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2013</u>

<u>Legal Proceedings, page 16</u>

1.   We note your disclosure in the "Legal Proceedings" sections here and on page 40 in your quarterly report for the fiscal quarter ended March 31, 2014, as well as the information in the financial statement footnotes that are cross-referenced in your "Legal Proceedings" disclosures. Please ensure that you are providing all of the disclosures required by Item 103 of Regulation S-K. For example, for any pending material legal proceeding to which you or your subsidiaries are a party, include the name of the court or agency in which the proceedings are pending, the date instituted, the principal parties thereto, a description of the factual basis

alleged to underlie the proceedings and the relief sought. In this regard, we note your mention of "several lawsuits" arising from the December 17, 2013 incident in Birmingham, Alabama. If appropriate, please enhance this disclosure.

2.   We note your description on pages 18 and 21 of your proxy statement filed March 21, 2014 of the negative impact on 2013 production caused by two severe ice storms in west Texas. Please tell us what consideration you gave to discussing these storms in the MD&A section of your annual report as a factor contributing to the differences in 2013 operating results as compared to 2012. We note in that regard your current disclosure in the second paragraph on page 24 of your annual report that your "production increased due to higher volumes . . . partially offset by normal production declines."

<u>Closing Comments</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Parhaum J. Hamidi, Staff Attorney, at (202) 551-3421 or, in his absence, Norman von Holtzendorff, Senior Counsel, at (202) 551-3237 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director